Exhibit 4.3

RSU LONG-TERM INCENTIVE PROGRAMME FOR KEY EMPLOYEES 2022

Noble Corporation plc

General terms and conditions

Version October 2022

1	INTRODUCTION

1.1

These general terms and conditions (the “General Terms and Conditions”) apply to non-performance based restricted share units granted by Noble Corporation plc, a company registered in England and Wales under company registration no. 12958050 (the “Company”) in accordance with the terms and conditions set out in this long-term incentive programme (the “RSU LTIP”). These General Terms & Conditions are intended to constitute an employees’ share scheme for the purposes of Section 1166 of the UK Companies Act 2006.

1.2

Restricted share units (each referred to as an “RSU” and collectively “RSUs”) subject to these General Terms and Conditions may be granted to senior management (as defined below), employees at Job Level 7 or above, and other employees nominated by the CEO each of whom referred to as a “Participant” and collectively the “Participants”) employed with the Company or another company within (according to the Danish Companies Act) the Company’s group of companies from time to time (a “Group Company”), provided that any such individual must be a bona fide “employee” of the Company or any of its parent or subsidiary entities. For the avoidance of doubt, any use of the meaning of “subsidiary” set forth herein shall mean an entity that is a member of the same group as the Company for the purposes of Articles 60 of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 in the United Kingdom. The “Group” refers to the Company and its Group Companies (provided always that any such entity is a member of the same group as the Company for the purposes of Articles 60 of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotions) Order 2005).

1.3

The A ordinary shares of the Company with a nominal value of USD 0.00001 each (“Company Shares”) are listed on the New York Stock Exchange (the “NYSE”) and admitted to trading and official listing on Nasdaq Copenhagen A/S (“Nasdaq Copenhagen”).

2	PURPOSE AND INCENTIVE STRUCTURE

2.1

The purposes of the RSU LTIP is mainly, but not only, to align the financial interests of the Participants with the interests of the Company’s shareholders while also encouraging Participants to retain their employment in the Group and providing Participants with a market-competitive total compensation package.

2.2

No RSUs are granted as an award for work already performed, but are granted solely for rewarding the Participants’ anticipated future performance and their contribution to future increase in the value of the Shares to the benefit of the Company, its shareholders and other stakeholders during the Vesting Period (as defined below).

3	GRANT OF RSUS

3.1

At the sole discretion of the Board of Directors of the Company (the “Board of Directors”), the Participants may be granted a number of RSUs (a “Grant”). Determination of whether a Participant is eligible for a Grant of RSUs is made by the Board of Directors at its sole discretion. .

3.2

Each Grant will be effected pursuant to an individual grant letter (the “Individual Grant Letter”) setting out the number of RSUs granted and the conditions for vesting of the RSUs granted applicable to that particular Grant.

3.3

Participants will be granted a number of RSUs corresponding to (i) the % of their annual fixed pay as stipulated in their employment agreements as of the Eligibility Date (as defined below), or (ii) the % of their annual fixed pay or salary as stipulated by the CEO in the nomination.

3.4

The number of RSUs granted to a Participant will be rounded up to the next full number. The Company Share price used for calculating the value of the Grant and the underlying number of RSUs granted to a Participant will be based on the average closing price of the Company Shares during the five (5) trading days immediately following the publication of the Company’s annual report in the year of Grant.

3.5

Each Grant will occur on a day determined for each relevant year by the Board of Directors on or around 1 April (the “Grant Date”). Each Grant is communicated to each of the Participants as soon as possible following the Grant Date by the Group.

3.6	When vested and not lapsed pursuant to the General Terms and Conditions, each RSU entitles the Participant to receive one (1) Company Share.

3.7	The grant of RSUs under the RSU LTIP will be free of charge for the Participant.

3.8

Neither the first Grant nor any subsequent Grants under the RSU LTIP shall, unless otherwise indicated, imply that the Participant is entitled to be granted RSUs in respect of any future grants under the RSU LTIP or any other incentive programmes.

3.9

Decisions (i) to grant RSUs, (ii) whether a Participant is eligible to participate in the RSU LTIP, (iii) on the number of Participants in the RSU LTIP, and (iv) on the number of RSUs available for grant, will be made by the Board of Directors (or such persons authorised by the Board of Directors) at its sole discretion. Any one of these or other elements of the RSU LTIP may change from one financial year to another.

3.10

Eligibility for a Grant under the RSU LTIP is determined as of 1 January, or such other date as is decided on an annual basis by the Board of Directors for any financial year (the “Eligibility Date”). The Participant must be employed with a Group Company on the Eligibility Date and such employment must not be under termination in order to be eligible for a Grant under the RSU LTIP in such financial year.

3.11

It is furthermore a requirement for participation in the RSU LTIP, and any Grant thereunder that the Participant in question is employed with a Group Company on the Grant Date and that such employment is not under termination.

3.12	Interim Grant

3.12.1

At its sole discretion, the Board of Directors can approve the granting of RSUs to Participants who were promoted or appointed after the Eligibility Date, or under such other circumstances as the Board of Directors determines reasonable (the “Interim Grant”).

3.12.2	Where an Interim Grant is approved, the RSUs shall be:

•	granted following the publication of the Company’s third quarter results for the current financial year (the “Interim Grant Date”);

•	calculated with reference to:

(a)

the relevant % of annual fixed pay stipulated in the Participant’s most recent employment agreement (or, as applicable, the % of the Participant’s annual fixed pay or salary as stipulated by the CEO in the nomination), less the value (at the Interim Grant Date) of any Grants already made to the Participant in the year of the Interim Grant.

(b)	the average closing share price of the Company Shares during the five (5) trading days immediately following the publication of the Company’s third quarter results in the year of Interim Grant; and

•	rounded up to the nearest full number.

3.12.3

The Board of Directors can exercise discretion to apply a different calculation to determine the value of the Interim Grant and/or the number of Company Shares a Participant will receive than the methodology set out in clause 3.12.2.

3.13	The RSU LTIP is comprised by the following documents:

•	The General Terms and Conditions; and

•	An Individual Grant Letter.

In case of any discrepancy between these documents, the provisions set out in the General Terms and Conditions shall prevail, subject to applicable mandatory law.

4	VESTING

4.1

RSUs granted under the RSU LTIP will have a total vesting period of three (3) years beginning on the Grant Date and ending on the date of the third anniversary of the Grant Date, or, if such date is not a business day on the next following business day (the “Vesting Period”). Subject to the achievement of the conditions as set out in clauses 4.2, the RSUs vest on the last day of the Vesting Period.

4.2

The vesting of the RSUs is subject to the Participant’s continued employment with a Group Company and not being under termination at the time of the expiry of the Vesting Period, or the Participant being subject to clause 7.2 at such time.

4.3	The Board of Directors (or such persons authorized by the Board of Directors) may at their sole discretion decide to accelerate the Vesting Period.

4.3.1	Accelerated vesting is also subject to the Participant’s continued employment with a Group Company at such time, or the Participant being subject to clause 7.2 at such time.

5	DELIVERY OF COMPANY SHARES

5.1

Upon vesting in accordance with clause 4 and subject to clauses 3 and 15, Participants will receive a number of Company Shares (equal to the number of RSUs vested which have not lapsed pursuant to these General Terms and Conditions). The trading venue for the Company Shares received under this RSU LTIP will be Nasdaq Copenhagen for as long as the Company Shares are listed on Nasdaq Copenhagen and otherwise NYSE if the Company Shares are no longer admitted to trading and official listing on Nasdaq Copenhagen.

5.2

The delivery of Company Shares by the Company to the Participant upon vesting of the RSUs will be effected as soon as practically possible and in a manner as decided by the Company at its sole discretion.

5.3

The Company shall from time to time determine the method of delivery of Company Shares upon vesting as applicable. It is a precondition for participation in the RSU LTIP, including, but not limited to, the Company’s delivery of Company Shares to the Participant, that the Participant makes the appropriate arrangements as advised and instructed by the Company in order to facilitate the implementation and operation of such method of delivery. Such method may be provided and administered by the Company or a provider appointed by the Company for this purpose.

5.4

The Participant will not be deemed to be the legal owner of or the holder of ownership rights (e.g. voting and dividend rights) to the Company Shares in question before the RSUs have vested pursuant to the General Terms and Conditions and the Participant has been allotted and registered as a holder of such Company Shares.

6	CASH SETTLEMENT

6.1

Notwithstanding the above, the Board of Directors is on behalf of the Company entitled to wholly or partially effect a cash settlement instead of delivering Company Shares upon vesting of RSUs. A cash settlement implies that the Company shall pay a cash amount corresponding to the closing price for Company Shares on Nasdaq Copenhagen (“all trades”) on (i) the last day of the Vesting Period or (ii) (in case of accelerated vesting) the date on which the Board of Directors has decided to accelerate vesting pursuant to clause 4.3 (as the case may be).

6.2

If the Company decides to effect a cash settlement instead of delivering Company Shares, the Company will inform the Participant thereof prior to expiry of the Vesting Period, or the Board of Directors’ decision to accelerate vesting pursuant to clause 4.3 (as the case may be).

7	TERMINATION OF EMPLOYMENT

7.1	Resignation without cause and termination for cause.

7.1.1

If the employment of a Participant with the Company or any Group Company terminates as a result of (i) the Participant’s resignation on grounds other than (a) a Group Company’s material breach or (b) the Participant’s retirement in accordance with clause 7.3, (ii) a Group Company’s termination of the employment as a result of breach on the part of the Participant, or (iii) a Group Company’s justified summary dismissal of the Participant, all RSUs outstanding under the RSU LTIP will lapse to the extent that they have not vested as at the time of the giving of notice of termination, if applicable. Such lapse of RSUs will occur automatically without further notice. After the time of the giving of notice of termination, no further grants of RSUs to the Participant shall occur.

7.2	Resignation for cause and termination without cause

7.2.1

If the employment of a Participant terminates with the Company or any Group Company for other reasons than as set out in clause 7.1.1, the Participant shall have the right to continued vesting for the remainder of the Vesting Period applicable to the Grant of a proportion of outstanding unvested RSUs granted. Such entitlement shall be proportional and shall be determined based on the time lapsed of the Vesting Period as at the time of the giving of notice of termination divided by the aggregate Vesting Period. The Board of Directors may provide that the date as at which the proportional entitlement of a Participant is determined, shall be a later date set in its sole discretion. After the time of the giving of notice of termination, no further grants of RSUs to the Participant shall occur unless the Board of Directors in its sole discretion determines otherwise.

7.2.2

If the employment of a Participant with a Group Company terminates due to the death of the Participant, the Participant’s estate/beneficiaries shall have the right to an accelerated vesting of all outstanding unvested RSUs by way of a cash settlement. The cash settlement shall be based on the closing price for the Company Shares at the day of the Participant’s death and if this is not a public trading day the trading day immediately prior to the Participant’s death. After such date, no further grants of RSUs to the Participant shall occur.

7.3	Retirement

7.3.1

In the event of termination of employment during the Vesting Period (i) due to the Participant reaching the relevant Group Company’s retirement age, or (ii) because the Participant is entitled to state pension or old-age pension, the RSUs granted shall remain the Participant’s and shall continue to vest as if the Participant was still employed with the Group.

7.3.2

In the event that a Participant retires prior to the situations described In clause 7.3.1 above, including (i) due to the Participant opting for early retirement, or (ii) the Participant resigning due to ill health, the Board of Directors may in its discretion determine that the RSUs granted shall remain the Participant’s and vest as if the Participant was still employed with the Group. However, this shall be conditioned upon the Participant not taking up other employment before the expiry of the Vesting Period. Any RSUs granted within the last 12 months of the effective date of the Participant’s early retirement shall lapse at the last day of employment.

7.4	Transfer of employment

7.4.1	If the Participant’s employment is transferred to another Group Company, the RSUs shall remain unaffected thereof.

7.5

If (i) a decision is made to wind up the Company, (ii) the Company or a Group Company employing the Participant participates in a merger or a demerger, (iii) a company employing the Participant ceases to be a Group Company, or (iv) a Group Company transfers activities which comprise the Participant’s employment to a company that is not a Group Company, the Board of Directors may in its sole discretion apply one of or a combination of the following alternatives before or at such event:

(i)	to have RSUs already granted continue on unchanged terms or terms adjusted in accordance with clause 9; or

(ii)

to accelerate vesting of a proportion of RSUs which have not yet lapsed in order to allow the Participant to receive Company Shares (cf. clause 4. 3) or cash if the Company elects to effect a cash settlement;

(iii)

to have a proportion of RSUs already granted continue vesting for the remainder of the Vesting Period applicable to the Grant, such entitlement being proportional and determined based on the time lapsed of the Vesting Period as at the time of the event, divided by the aggregate Vesting Period; or

(iv)

to establish and/or designate a share-based scheme in one or more of the continuing/receiving entities to represent or replace some or all of the rights under the RSU LTIP, provided that the financial value to the Participant under such new share-based scheme, any continuing program and any proceeds received in respect of existing rights under the RSU LTIP shall to the extent possible correspond to the value of the Participant’s rights under the RSU LTIP (disregarding any tax levied).

7.6

In the event the Participant’s employment terminates prior to vesting of RSUs, the value of the RSUs shall not be included in the calculation of any compensation, including, but not limited to, severance pay and holiday pay, to which the Participant may be entitled by contract or law in connection with termination of the employment.

7.7

A Grant of RSUs under the RSU LTIP shall not imply any guarantee, undertaking or implied term on the part of the Company or any of the Group Companies with respect to the Participant’s continued employment in the Vesting Period and shall not imply that the Participant is entitled to any future Grant under the RSU LTIP or any other incentive programmes (cf. clause 3.8) operated by the Group.

8	LAPSE OF RSUS

8.1

The RSUs shall lapse without compensation if, during the Participant’s employment with the Company or a Group Company, or after the termination of the Participant’s employment while the Participant owns RSUs, the Participant (i) violates a non-competition and/or non-solicitation clause in the Participant’s employment contract or otherwise breaches the duty of loyalty towards the Company or a Group Company, (ii) discloses or otherwise misuses any confidential information, whether written or oral, including, without limitation, financial information, trade secrets and other proprietary business information regarding the Company or a Group Company, (iii) wilfully violates compliance policies of the Company or a Group Company, (iv) wilfully violates accounting and finance rules of the Company or a Group Company, or (v) otherwise engages in conduct which results in significant losses or serious reputation damage to the Company or a Group Company.

8.2

At or around vesting of a Grant, the Board of Directors reserves the discretionary power to adjust or withhold RSUs in exceptional cases - irrespective of the terms of the Individual Grant Letter - based on business performance of the Group, including financial performance and other circumstances. As the values of the Group are fundamental to the way it does business, the circumstances might include severe incidents or a general deterioration in aspects such as safety, CSR, people/engagement or compliance.

8.3	The Board of Directors may also in its discretion determine that any Grants will not vest or only vest in part in the event of a significant downward restatement of the financial results of the Group.

8.4	These powers are in addition to the other discretions of the Board of Directors to adjust awards.

8.5	The Board of Directors may at its sole discretion decide to waive its rights according to clause 8.1 in relation to a Participant.

9	ADJUSTMENT OF NUMBER OF RSUS

9.1	If the RSUs granted to the Participant vest

(a)

after the Company’s share capital has been increased at a price lower than market price (other than capital increases at a price lower than market price offered to employees of the Company or a Group Company);

(b)

after the Company has issued or granted convertible bonds or other convertible loans, warrants, share options (except under the RSU LTIP or any other share-based incentive programmes), and such issue or grant has been made at a price lower than market price;

(c)	after the issue of bonus shares;

(d)	after a change In the denomination of Company Shares in amount or currency; or

(e)	after the Company’s capital has been reduced by payment to the shareholders at a price higher than market price;

the number of RSUs will be adjusted in order to ensure that the Participant receives compensation for the reduction of the value of the RSUs caused by the event in question for the purpose of maintaining the value of the RSUs. To the extent the Board of Directors deems it necessary, such adjustment will ultimately be determined with binding effect by the Company’s auditor.

9.2	If the RSUs granted to the Participant vest

(a)	after the Company’s share capital has been increased at a price higher than market price; or

(b)	after the Company’s capital has been reduced by payment to the shareholders at a price lower than market price or to cover losses;

the number of RSUs will be reduced in such a way that the value of the RSUs remains unaffected by the event in question. To the extent the Board of Directors deems it necessary, such reduction will ultimately be determined with binding effect by the Company’s auditor.

9.3

If events affecting the capital structure of the Company and/or the price of Company Shares occur, which in nature and effect are comparable to the events listed in clauses 9.1 or 9.2, the Board of Directors may at its sole discretion decide to treat such an event as if comprised by clauses 9.1 or 9.2 (as the case may be) and adjust the number of RSUs accordingly.

9.4

Any adjustment of the number of RSUs and/or number for Company Shares for delivery upon vesting as referred to above will be made in connection with the expiry of the Vesting Period (or at accelerated vesting as applicable) and will be based on the average closing price for Company Shares on Nasdaq Copenhagen (“all trades”) during the next five (5) trading days after (i) the publication of the annual report for the last financial year prior to expiry of the Vesting Period or (ii) (in case of accelerated vesting) the date on which the Board of Directors has decided to accelerate vesting pursuant to clause 4.3 (as the case may be). The adjusted number of RSUs and/or number of Company Shares will be rounded down to the nearest full number.

9.5	The Company will notify the Participants of any adjustment made to the number of RSUs and/or number for Company Shares granted pursuant to the General Terms and Conditions.

10	PUBLIC TENDER OFFER AND/ OR DELISTING

10.1

In the event that a public tender offer is submitted with respect to the Company Shares, the Board of Directors may at its sole discretion decide to accelerate the Vesting Period (cf. clause 4.3) in order for a Participant to be able to participate in the public tender offer.

10.2

In the event that the Company Shares are delisted from Nasdaq Copenhagen, the Board of Directors may decide that the Company as at the date of the delisting shall effect an accelerated vesting (cf. clause 4.3) for a Participant by way of cash settlement of all or a part of the outstanding RSUs based on the average closing price for Company Shares on Nasdaq Copenhagen (“all trades”) during the last five (5) trading days prior to the delisting.

11	ASSIGNMENT

11.1

The RSUs will lapse automatically and without further notice if the RSUs are assigned to a third party (including as a consequence of creditor suit or statutory execution) or pledged, encumbered or placed as collateral with a third party. This will, however, not apply to transfers to the Company or a third party designated or approved by the Company.

11.2	For the avoidance of doubt, Company Shares delivered to a Participant upon vesting of RSUs shall not be subject to any restrictions on transferability.

12	SHARE OWNERSHIP REQUIREMENT

12.1

Under the terms of the Participant’s employment with the Group, the Participant may be subject to a share ownership requirement in respect of Company Shares. The main purpose of the share ownership requirement is to ensure that senior employees act in the long-term interests of Company shareholders by investing a significant portion of their personal wealth.

12.2

The share ownership requirement shall consist of a holding of Company Shares of a value equivalent to a proportion of the Participant’s annual fixed pay as set out in the terms of the Participant’s employment.

12.3	The share ownership requirement shall apply during the Participant’s employment and continue for a certain period after end of employment as set out in the terms of the Participant’s employment.

12.4

The Participant who is subject to a share ownership requirement will be entitled to sell Company Shares obtained at vesting of RSUs under the RSU LTIP only (i) in order to obtain funds for payment of taxes triggered by grants vested or shares sold under the RSU LTIP, or (ii) to the extent the share ownership requirement is currently met at the time of sale and disregarding any shares required to be sold under (i) above.

13	CLAWBACK

13.1

If the Participant has received RSUs or Company Shares delivered upon vesting of RSUs on the basis of data, which prior to or after vesting prove to be manifestly misstated, the Company shall be entitled to reclaim from the Participant in full or in part any unvested RSUs or, a applicable, the undue value of Company Shares delivered.

13.2

If any reclaimed amount is not settled within fourteen (14) days after the Company’s written demand to the Participant, the Company shall be entitled to set-off the reclaimed amount against any amounts owing from the Company or any Group Company, including any owing in respect of future salary or other remuneration payments.

13.3

The Board of Directors shall have discretion to reclaim or clawback some or all of the value of awards granted to the Participants as RSUs or Company Shares delivered upon vesting of RSUs in the event of a significant downward restatement of the financial results of the Group or in case circumstances apply as referenced in clause 8.1 in respect of compliance etc. or in clause 8.2 in respect of business performance. This clawback may be effected up to two years after expiry of the Vesting Period by reducing outstanding RSUs or requiring the return to the Group of the net value of Company Shares delivered.

14	TAXATION

14.1

Any tax matter or liability affecting the Participant, including, but not limited to, tax liability in case of (i) expatriation, (ii) repatriation, (iii) grant of RSUs, (lv) vesting of RSUs, and/or (v) delivery of Company Shares, is of no concern to the Company. Neither the Company nor any other Group Company will without its express written consent or at its discretion be liable for any tax or tax reporting in connection thereto.

14.2

The RSUs issued by the Company and granted to the Participants are for Danish tax purposes considered as a change of all of the Participant’s RSUs with a right to obtain shares of The Drilling Company of 1972 A/S (Maersk Drilling RSUs). Insofar as Danish tax law applies to taxation of the Participant, section 7P(8) of the Danish Tax Assessment Act (in Danish: Ligningsloven) shall apply to the change for tax purposes of the Maersk Drilling RSUs into the RSUs issued by the Company.

14.3

The Participant agrees to provide all information needed and to make appropriate arrangements with the Company (or the Group Company employing the Participant) for the determination and satisfaction of all state, local and foreign income and employment tax withholding requirements as well as any employee social security contributions applicable to the Group in respect of the RSUs and vesting thereof.

14.4

The Participant agrees that, if deemed necessary by the relevant Group Company, the Company may withhold an appropriate proportion of the Company Shares resulting from the vesting of RSUs in order to ensure that any tax liability, tax withholding requirements and relevant selling costs in connection with the grant and vesting of the RSUs and the delivery of Company Shares are met.

14.5

Notwithstanding clause 14.4, the Participant acknowledges and agrees that the Company (or the Group Company employing the Participant) may ultimately decide to recover such withholding amounts through payroll deduction or deduction in any other amount that the Participant is entitled to receive from the Company (or the Group Company employing the Participant).

14.6

The Participant agrees that the Company (or the Group Company employing the Participant) may satisfy all state, local and foreign income and employment tax withholding and/or information disclosure requirements in connection with granting and vesting of the RSUs.

15	AMENDMENTS TO THE GENERAL TERMS AND CONDITIONS

15.1

The Board of Directors is entitled to amend the General Terms and Conditions, effective for all RSUs granted or vested, at the Board of Director’s sole discretion. This includes, but is not limited to, changes in order to comply with applicable mandatory law, adjustment of the method for receiving the RSUs or delivery of Company Shares to a Participant, acceleration of the Vesting Period irrespective of clause 4, or changes due to relevant amendments to applicable tax regulation. Amendments that are not materially onerous to the Participant do not require any notification of the Participant.

15.2

The Board of Directors may at its sole discretion amend the number of RSUs, the Vesting Period or other terms of an Individual Grant under the RSU LTIP, in case of extraordinary, material or unforeseen events or circumstances, which would otherwise result in an unintended adverse or positive influence on the value or effect of the rights under the RSU LTIP. The Participant will be notified of any such amendment in writing and the amendment shall be effective immediately unless otherwise stated in the notification.

16	PERSONAL DATA AND ADMINISTRATION OF THE RSU LTIP

16.1

By accepting to receive RSUs and thereby submitting to the General Terms and Conditions, the Participant accepts that personal data (including, but not limited to, personal and specific salary information) is transferred from the Group Company with which the Participant is employed to any other Group Company, public authority and/or private company without the Participant’s further prior consent, provided that such transfer of personal data takes place in connection with a Grant and/or vesting of RSUs and/or the administration of the RSU LTIP.

16.2

By accepting to receive RSUs and thereby submitting to the General Terms and Conditions, the Participant accepts that the Company may at its sole discretion decide whether the RSU LTIP should be administered by signature of Individual Grant Letters in physical form or through a digital system provided by the Company or a provider appointed by the Company for this purpose.

16.3

By signing an Individual Grant Letter (either physically or digitally), the Participant agrees that the RSU LTIP may be administered entirely digitally, including, but not limited to, that (i) his/her signature of the Individual Grant Letter may be uploaded and stored digitally, (ii) any Individual Grant Letters In respect of future Grants under the RSU LTIP, if any, (iii) any notices pursuant to these General Terms and Conditions, and (iv) updated General Terms and Conditions, if relevant, may be provided to the Participant through such a digital system.

17	MISCELLANEOUS

17.1

Where applicable mandatory law prevents the enforcement of one or more clauses of the General Terms and Conditions, that particular clause will be null and void while the remaining provisions of the General Terms and Conditions and/or the Individual Grant Letter shall remain valid to the extent possible.

18	DISPUTE RESOLUTION AND APPLICABLE LAW

18.1

The General Terms and Conditions shall be governed by and construed in accordance with the substantive laws of Denmark, without giving effect to any provisions that provide for a conflict of law to the laws of England and Wales. The Danish Share Option Act shall apply to the Participants to the RSU LTIP only to the extent such Participants are subject to mandatory Danish employment law.

18.2	Any dispute that may arise between a Participant and the Company in relation to the RSUs shall be submitted to and settled by the Board of Directors.

18.3

Notwithstanding clause 18.2, in the event that a Participant and the Company cannot accept the Board of Directors’ decision, the dispute shall be settled by arbitration administrated by The Danish Institute of Arbitration in accordance with the rules of arbitration procedure adopted by The Danish Institute of Arbitration and in force at the time when such proceedings are commenced. The place of arbitration shall be Copenhagen. The arbitration shall be conducted In English language unless all parties consent to the Danish language. Each party shall cover its own expenses in connection with such arbitration proceedings. Costs related to the arbitration tribunal shall be allocated to the parties by decision of the arbitration tribunal.

19	COSTS

19.1

Unless otherwise stated in in these General Terms and Conditions and the Company’s internal guidelines, any costs incurred in connection with the grant and vesting of RSUs shall be paid by the Company.

3 October 2022